UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-36363

VISIONSYS AI INC

Room 1501, 15F, Building A2, Yanjing Headquarters Base

Yanjiao, Sanhe City, Langfang, Hebei Province 065201

The People’s Republic of China

Telephone: +86(0316)83318177

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

VisionSys AI Inc furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of General Meeting of Shareholders of VisionSys AI Inc to be held on June 26, 2026, 2026 (the “2026 June GM”)
99.2	Form of Proxy for the 2026 June GM
99.3	Depositary’s Notice of 2026 June GM for American Depositary Shares Holders
99.4	Depositary’s Notice of 2026 June GM for Restricted American Depositary Shares Holders
99.5	Voting Instructions of American Depositary Shares for the 2026 June GM
99.6	Voting Instructions of Restricted American Depositary Shares for the 2026 June GM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: June 5, 2026

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